Reducing Court Resources on In-person Mediations for Civil Infractions


Matterhorn™
BY COURT INNOVATIONS

Case Study: 14A District Court - Washtenaw County, MI

Prior to Matterhorn, the district was investing significant time, energy and labor in handling relatively minor "in-person mediations." By taking processes online with the Matterhorn platform, Washtenaw County's District Court was able to bring cases in front of the magistrate sooner and close out cases faster. Through this transition, the courthouses and law enforcement are saving valuable resources while expanding access to justice for citizens in their community.

The Opportunity:

In 2013, the 14A District Court had a high volume of in-person mediations across the four district courthouses. These mediations (equivalent to an "informal hearing" in similar district courts) were a significant burden on the court's time and resources. Scheduling these informal hearings required coordination with the citizen, law enforcement, the magistrate, and in some cases court reporters. For law enforcement, this meant less time patrolling the streets and more time spent waiting in court. For the court, personnel and time were tied up handling relatively minor issues – resources that could have been focused on more complicated, complex cases.

Seeking a solution that would increase throughput and allow the courts to provide greater access with their current personnel and resources, Judge Tabbey, Court Administrator Bob Ciolek, and Deputy Administrator Lisa Fusik embarked on a pilot of a novel alternative: online case review with the Matterhorn platform. Working with the Court Innovations team, the pilot was launched in May of 2014.

The Solution:

The initial meetings between the 14A leadership team and Court Innovations (CII) involved assessing the Court's current processes and determining how the system could be streamlined using the Matterhorn technology.

The main priority for both CII and 14A was maintaining the integrity of the law and the court – with an emphasis on making the judicial and law enforcement decision-making process more efficient as opposed to creating a system that simply automated decisions. Additional goals included designing the platform to maximize the benefits of online resolution: transparency, consistency, fairness, and reducing any potential perception of bias based on physical appearance or race.

> " *Were we skeptical? Yes we were. That was our big question coming into this is what can they do for the court. After the first couple of meetings, that skepticism went away.*"
> – Bob Ciolek, 14A *District Court Administrator*

The Opportunity: In-Person Mediations

3,122 informal hearings in 2013

an estimated **1-2 months** to schedule and attend a hearing

average of **45-60 minutes** approximately for a traffic violation informal hearing

> " *I have the benefit of logging in whenever I want from anywhere. I don't have to have to schedule a specific date and time to attend mediations.*"
> – Shawn Booth, *Pittsfield Police Officer*







The 14A Online Mediation Process

1 Citizen receives a citation from law enforcement and accesses platform where they can search for their case.

2 System runs eligibility checks for online review qualifications.

3 Citizen submits information and statement.

4 Citizen's information is sent to law enforcement where officers manage Matterhorn cases.

5 Officer gives a recommendation and the case is forwarded to the judge or magistrate for final decision. In some way, providing a "standard" offer to the citizen and increasing consistency across the county. Typically, the fine associated with the offer is different than the original offense. The platform allows the judge or magistrate to reduce or raise the fee based on their discretion and the citizen's situation.

Note: Other Matterhorn-enabled courts have multiple citizen offers depending on the offense.

6 Citizen notification of decision. They can accept or reject the offer provided and proceed to the Court's payment system.

Note: Matterhorn links citizens directly to your existing online payment platform.

734. 506. 0620
info@courtinnovations.com
courtinnovations.com

Matterhorn™

The Outcomes:

Initial findings proved the primary pilot goal (increasing throughput and allowing the courts to provide greater access with their current personnel and resources) was fully met – and then some. **Washtenaw County has been able to reduce the high number of in-person mediations, in addition to subsequent formal hearings, by implementing the online case review process in their courts.**

Matterhorn cut case closure rate from 1-2 months to just 7.67 days

The key benefits for the courts using the Matterhorn platform has been the ability to clear more cases more quickly – reducing case backlogs and freeing up time for both law enforcement and court personnel to focus on more pressing cases and duties. Additionally, 14A has been able to speed up revenue collection as a result of closing cases sooner.

Prior to Matterhorn, citizens would often schedule a formal hearing if they were not satisfied with the outcome of their informal hearing. One important and unexpected outcome for the courts is that fewer citizens are now scheduling these formal hearings; the majority of citizens accept the court's online response and agree with the decision of the court even if it is not in their favor.

Combined court staff time per hearing
before
157
minutes
after
27.36
minutes
Combined court staff time with Matterhorn

The Police Departments in Washtenaw County benefited too. The online processing has freed up considerable time for law enforcement – officers no longer have to go to court in order to negotiate minor civil infractions. Furthermore, having only one or two officers managing Matterhorn cases ensures a consistent, fair decision for the citizen.

The Matterhorn pilot program with Washtenaw County was so successful, it was quickly adopted by all four courthouses. By offering online case review, Washtenaw County court staff and officers are able to dedicate more time to working on cases and issues that motivated them to pursue civic service in the first place.

> "As we all know money is tight and everybody is getting cut including law enforcement. So the more bodies they can have on the road enforcing the laws, the better. Now using online mediation they don't have to send those law enforcement personnel to court to answer the citation."
>
> – Bob Ciolek, 14A *District Court Administrator*